Exhibit 99.1

Medigus Announces Second Quarter 2017 Financial Results

OMER, Israel, September 18, 2017 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and direct visualization technology, today announced financial results for the second quarter ended June 30, 2017.

“This quarter, we continued our efforts of commercial expansion of MUSE™ into Europe and beyond - an indication that we are on track to deliver on our long-term growth objectives,” said Chris Rowland, CEO of Medigus. “Coupled with clinical trials performances in China and our continued reductions in expenses, we believe we are rapidly approaching an important inflection in our business where we will continue to build on our vision of delivering an effective and minimally-invasive treatment option for GERD patients.”

Recent Highlights:

●	The company presented new data demonstrating the MUSE™ improves GERD symptoms and reduces proton pump inhibitor (PPI) reliance during Digestive Disease Week® (DDW) May 6-9, 2017

●	In May, the company also announced Japanese and European patents for micro ScoutCam™ microvisual technology

●	Recently, Medigus broadened availability of MUSE™ through distribution agreements in China, Spain, Switzerland and Liechtenstein

Financial Results for the Second Quarter 2017:

●	Revenues for the three months ended June 30, 2017, were $82 thousand, a decrease of 16%, compared to the three months ended June 30, 2016. This decrease was primarily due to a decrease in sales to National Aeronautics and Space Administration (NASA) in the amount of approximately $34 thousand during the three months period ended June 30, 2017. Revenues for the six month ended June 30, 2017, were $196 thousand, a decrease of 46%, compared to the six months ended June 30, 2016. This decrease was primarily due to a decrease in sales to National Aeronautics and Space Administration (NASA) in the amount of approximately $144 thousand and to one of Israel's leading industrial companies in the amount of approximately $118 thousand during the six months period ended June 30, 2017.

●	Research and development expenses for the three months ended June 30, 2017, were $615 thousand, a decrease of 44%, compared to the three months ended June 30, 2016. The decrease resulted primarily due to a cost reduction program, which was implemented since the third quarter of 2016. Research and development expenses for the six months ended June 30, 2017, were $1,090 thousand, a decrease of 53%, compared to the six months ended June 30, 2016. The reason for the decrease is similar to the one discussed above in the three-month comparison.

●	Sales and marketing expenses for the three months ended June 30, 2017, were $236 thousand, a decrease of 68%, compared to the three months ended June 30, 2016. The decrease resulted primarily due to a cost reduction program, which was implemented since the third quarter of 2016. Sales and marketing expenses for the six months ended June 30, 2017, were $382 thousand, a decrease of 75%, compared the six months ended June 30, 2016. The reason for the decrease is similar to the one discussed above in the three-month comparison.

●	General and administrative expenses for the three months ended June 30, 2017, were $550 thousand, a decrease of 39% compared to the three months ended June 30, 2016. This decrease resulted primarily due to a decrease in professional fees expenses and the cost reduction program which was implemented by the Company since the third quarter of 2016. General and administrative expenses for the six months ended June 30, 2017, were $1,939 thousand, a decrease of 4%, compared to the six months ended June 30, 2016. The reason for the decrease is similar to the one discussed above in the three-month comparison.

●	Operating loss for the three months ended June 30, 2017, was $1.3 million, compared to $2.7 million in the three months ended June 30, 2016. Operating loss for the six months ended June 30, 2016, was $3.6 million, compared to $5.6 million in the six months ended June 30, 2016. The decrease in operating loss was due to all of the reasons described above.

●	Profit from changes in fair value of warrants issued to investors for the three months ended June 30, 2017, were $2,137 thousand, an increase of $2,136 thousands compared to the three months ended June 30, 2016. This increase resulted primarily due to the changes in warrants fair value as of June 30, 2017. Profit from changes in fair value of warrants issued to investors for the six months ended June 30, 2017, were $2,334 thousand, an increase of $2,325, compared to the six months ended June 30, 2016. The reason for the increase is similar to the one discussed above in the three-month comparison.

●	Total comprehensive income for the three months ended June 30, 2017, was $0.8 million, compared to $2.8 million loss in the three months ended June 30, 2016. Total loss for the six months ended June 30, 2017, was $1.2 million, compared to $5.5 million loss in the six months ended June 30, 2016.

●	Net cash used in operating activities was $1.4 million for the three months ended June 30, 2017, compared to net cash used in operating activities of $2.9 million for the corresponding 2016 period. The $1.5 million decrease in net cash used in operating activities was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016. Net cash used in operating activities was $2.6 million for the six months ended June 30, 2016, compared to net cash used in operating activities of $5.9 million for the corresponding 2016 period. The $3.3 million decrease in net cash used in operating activities during the six-month period in 2017, compared to the six-month period in 2016 is similar to the one discussed above in the three-month comparison.

●	As of June 30, 2017, Medigus had approximately $7.0 million in cash and cash equivalents.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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INVESTOR RELATIONS (Israel):

Iris Lubitch/ Noam Yellin

SmarTeam

972-3-6954333

Iris@Smartteam.co.il
Noam@Smartteam.co.il

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

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